SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Vera Bradley, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

92335C106

(CUSIP Number)

Jeffrey P. Bodle, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103

(215) 963-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

(Page 1 of 16 Pages)

CUSIP No. 92335C106	SCHEDULE 13D	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION IN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 8,610,469 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 8,610,469 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,610,469 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 92335C106	SCHEDULE 13D	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS Robert J. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,878 Shares
	8	SHARED VOTING POWER 8,610,469 Shares (1)
	9	SOLE DISPOSITIVE POWER 44,878 Shares
	10	SHARED DISPOSITIVE POWER 8,610,469 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,655,347 Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 8,610,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust.

CUSIP No. 92335C106	SCHEDULE 13D	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS Joan B. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 8,710,469 Shares (1)
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 8,710,469 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,710,469 Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 8,610,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust and 100,000 shares held by the Barbara Bradley Baekgaard Family Foundation. Ms. Hall serves as a trustee of the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust and the Barbara Bradley Baekgaard Family Foundation.

CUSIP No. 92335C106	SCHEDULE 13D	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS James B. Byrne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 8,710,469 Shares (1)
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 8,710,469 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,710,469 Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 8,610,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust and 100,000 shares held by the Barbara Bradley Baekgaard Family Foundation. Mr. Byrne serves as a trustee of the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust and the Barbara Bradley Baekgaard Family Foundation.

CUSIP No. 92335C106	SCHEDULE 13D	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS Thomas F. Byrne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 100,000 Shares (1)
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 8,710,469 Shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,710,469 Shares (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 100,000 shares held by the Barbara Bradley Baekgaard Family Foundation. Mr. Byrne serves as a trustee of the Barbara Bradley Baekgaard Family Foundation.
(2)	Includes 8,610,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust and 100,000 shares held by the Barbara Bradley Baekgaard Family Foundation.

CUSIP No. 92335C106	SCHEDULE 13D	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS Michael C. Ray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 627,462 Shares
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 627,462 Shares
	10	SHARED DISPOSITIVE POWER 9,496,465 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,123,927 Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 8,610,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust. Includes 885,996 shares held by the Michael Ray 2009 Grantor Retained Annuity Trust for the benefit of Mr. Ray’s spouse and children. Mr. Ray’s spouse has served as the sole trustee of the Michael Ray 2009 Grantor Retained Annuity Trust since January 19, 2013.

CUSIP No. 92335C106	SCHEDULE 13D	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS Anne Marie Ray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 885,996 Shares (1)
	8	SHARED VOTING POWER 100,000 Shares (2)
	9	SOLE DISPOSITIVE POWER 885,996 Shares (1)
	10	SHARED DISPOSITIVE POWER 8,710,469 Shares (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,596,465 Shares (1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3% (1) (2) (3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 885,996 shares held by the Michael Ray 2009 Grantor Retained Annuity Trust for the benefit of Ms. Ray and her children. Ms. Ray has served as the sole trustee of the Michael Ray 2009 Grantor Retained Annuity Trust since January 19, 2013.
(2)	Includes 100,000 shares held by the Barbara Baekgaard Family Foundation. Ms Ray serves as a trustee of the Barbara Baekgaard Family Foundation.
(3)	Includes 8,610,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust and 100,000 shares held by the Barbara Baekgaard Family Foundation.

CUSIP No. 92335C106	SCHEDULE 13D	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSONS Barbara B. Baekgaard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,897 Shares
	8	SHARED VOTING POWER 100,000 Shares (1)
	9	SOLE DISPOSITIVE POWER 10,897 Shares
	10	SHARED DISPOSITIVE POWER 8,710,469 Shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,721,336 Shares (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 100,000 shares held by the Barbara Bradley Baekgaard Family Foundation. Ms Baekgaard serves as a trustee of the Barbara Bradley Baekgaard Family Foundation.
(2)	Includes 8,610,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust and 100,000 shares held by the Barbara Bradley Baekgaard Family Foundation.

CUSIP No. 92335C106	SCHEDULE 13D	Page 10 of 16 Pages

1	NAMES OF REPORTING PERSONS Barbara Bradley Baekgaard Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 100,000 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 100,000 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 92335C106	SCHEDULE 13D	Page 11 of 16 Pages

This Amendment No. 3 (“Amendment No. 3”) amends the Schedule 13D, as such statement has been amended from time to time (the “Schedule 13D”) by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust, Robert J. Hall, Joan B. Hall, Michael C. Ray, James B. Byrne, and Thomas F. Byrne with respect to common stock, no par value (the “Common Stock”), of Vera Bradley, Inc. (the “Issuer”). In addition, Anne Marie Ray, Barbara B. Baekgaard and the Barbara Bradley Baekgaard Foundation are joining in the filing of this Amendment No. 3 to Schedule 13D. Except as otherwise set forth herein, this Amendment No. 3 does not modify any of the information previously reported by the Reporting Parties in the Schedule 13D.

Item 2.	Identity and Background.

(a)	The persons filing this statement are Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust (the “Trust”), Robert J. Hall, Joan B. Hall, Michael C. Ray, Thomas F. Byrne, James B. Byrne, Anne Marie Ray, Barbara B. Baekgaard and the Barbara Bradley Baekgaard Family Foundation (the “Foundation”) (collectively with the Trust and the Foundation, the “Reporting Persons”).

(b)	The business address of the Reporting Persons is c/o Vera Bradley, Inc., 12420 Stonebridge Road, Roanoke, Indiana 46783.

(c)	Robert J. Hall’s principal occupation is principal of Green Gables Partners, a private investment firm that he founded in 2010. The address of Green Gables Partners is 7 Spring Mill Lane, Haverford, PA 19041. He also serves as the Chairman of the Issuer’s Board of Directors. Joan B. Hall is the spouse of Robert J. Hall. James B. Byrne’s principal occupation is principal of Hoosier Capital LLC, a private investment firm that he founded in 2012. The address of Hoosier Capital LLC is 67A Front Street, Marblehead, MA 01945. Thomas F. Byrne’s principal occupation is president of Byrne Marine, Inc., a marine sales, service and storage company. The address for Byrne Marine, Inc. is 4340 W. Orland Rd. Angola, IN 46703. Michael C. Ray’s principal occupation is as a private investor and co-founder of Sea 3 Holdings. The address of Sea 3 Holdings is 301 West Jefferson Boulevard, Suite 316, Fort Wayne, Indiana 46802. Anne Marie Ray is the spouse of Michael C. Ray. The address of the Issuer is 12420 Stonebridge Road, Roanoke, Indiana 46783. Anne Marie Ray and Joan B. Hall are not currently employed. Barbara B. Baekgaard is the Co-Founder and Chief Creative Officer of the Issuer. Joan B. Ball and James B. Byrne are the trustees of the Trust. Joan B. Hall, James B. Byrne, Thomas F. Byrne, Anne Marie Ray and Barbara B. Baekgaard are the trustees of the Foundation.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 92335C106	SCHEDULE 13D	Page 12 of 16 Pages

(e)	During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body as a result of which proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Robert J. Hall, Joan B. Hall, Michael C. Ray, Thomas F. Byrne, James B. Byrne, Anne Marie Ray and Barbara B. Baekgaard is a United States citizen. The Trust is governed by Indiana law. The Barbara Bradley Baekgaard Foundation (the “Foundation”) is governed by Pennsylvania law.

Item 3.	Source and Amount of Funds or Other Consideration.

Barbara B. Baekgaard (“Baekgaard”), co-founder and a director of the Issuer, created the Trust on January 19, 2009 and served as its sole trustee until January 19, 2013. On January 19, 2009, Baekgaard contributed 8,810,469 shares of Common Stock (the “Trust Shares”) to the Trust. On January 19, 2013, Baekgaard resigned as trustee of the Trust, and Joan B. Hall and Michael C. Ray were appointed as co-trustees of the Trust. Joan B. Hall is Baekgaard’s daughter and is married to Robert J. Hall, the Chairman of the Board of Directors of the Issuer. On October 27, 2014, Michael C. Ray resigned as trustee of the Trust and James B. Byrne was appointed a co-trustee to serve with Joan B. Hall. James B. Byrne is Baekgaard’s son. When Baekgaard was serving as the sole trustee of the Trust, the Trust Shares were deemed indirectly beneficially owned by Baekgaard. Upon her resignation as the trustee and Mr. Ray’s resignation as the Trustee, the Trust Shares are deemed indirectly beneficially owned by its current co-trustees – Joan B. Hall and James B. Byrne. In addition, Michael C. Ray is also deemed to indirectly beneficially own the Trust Shares because of his continued influence in the investment of the Issuer’s shares held by the Trust. Thomas F. Byrne is also deemed to indirectly beneficially own the Trust Shares because of his continued influence in the investment and voting of the Issuer’s shares held by the Trust. Thomas F. Byrne is also Baekgaard’s son. Robert J. Hall is also deemed to indirectly beneficially own the Trust Shares since he is the spouse of Joan B. Hall.

On July 1, 2015, the Trust distributed a total of 50,000 shares of Common Stock (an aggregate of 200,000 shares) to each of its beneficiaries, James B. Byrne, Thomas F. Byrne, Anne Marie Ray and Joan B. Hall. Each of James B. Byrne, Thomas F. Byrne, Anne Marie Ray and Joan B. Hall then immediately gifted 25,000 shares of Common Stock he or she received to the Foundation and the remaining 25,000 shares to Indiana University. As a result, each of the Foundation and Indiana University received a total of 100,000 shares of Common Stock. The Foundation intends to sell its 100,000 shares of Common Stock from time to time and use the proceeds to help fund charitable organizations. Each of the trustees of the Foundation, James B. Byrne, Thomas F. Byrne, Anne Marie Ray, Joan B. Hall and Barbara B. Baekgaard are deemed to indirectly beneficially own the shares held by the Foundation (the “Foundation Shares”) as they share in the investment and voting power over the Foundation Shares.

Robert J. Hall acquired 44,878 shares of Common Stock from the Issuer in connection with his service as a non-employee director of the Issuer.

Barbara B. Baekgaard acquired 10,897 shares of Common Stock from the Issuer pursuant to the 2010 Equity and Incentive Plan in connection with her service as the Co-Founder and Chief Creative Director.

CUSIP No. 92335C106	SCHEDULE 13D	Page 13 of 16 Pages

Michael C. Ray acquired a net of 10,059 shares of Common Stock from the Issuer in connection with his prior service as the Chief Executive Officer of the Issuer, purchased 1,772,027 shares with the proceeds of a $500,000 loan from Baekgaard and Patricia R. Miller that Mr. Ray has subsequently satisfied in full and was awarded an additional 155,923 shares prior to the Issuer becoming a public company in the public trading market and purchased 10,000 shares of Common Stock on the public trading market. Subsequently, Michael C. Ray transferred 885,996 shares to the Michael Ray 2009 Grantor Retained Annuity Trust for the benefit of Mr. Ray’s spouse and children and currently holds 627,462 shares. Anne Marie Ray has served as the sole trustee of the Michael Ray 2009 Grantor Retained Annuity Trust since January 19, 2013. Michael C. Ray holds investment power with respect to the shares of the Michael Ray 2009 Grantor Retained Annuity Trust.

Item 4.	Purpose of Transaction.

The Reporting Persons are holding the shares of Common Stock described in Item 3 for investment purposes, without the intention of changing or influencing control of the Issuer or participating in any transaction having that purpose or effect.

On March 25, 2015, Michael C. Ray entered into a Rule 10b5-1 trading plan (the “Trading Plan”), with Goldman, Sachs & Co. (“Broker”) pursuant to which Broker is authorized and directed to sell through June 2, 2016, on behalf of Mr. Ray up to 600,000 shares of Common Stock that he directly owns, subject to satisfaction of certain conditions, including among others, minimum sale price and limitations on the number of shares that can be sold on a single trading day. Mr. Ray adopted the Trading Plan to facilitate his sale of a portion of his shares of Common Stock as a part of his long-term tax and asset diversification strategy.

The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Issuer, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in transactions with financial institutions and other parties with respect to the securities described herein as permitted by law. None of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. However, as part of the ongoing evaluation of investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, one or more Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters as permitted by law.

Item 5.	Interest in Securities of the Issuer.

See the information contained on the cover pages of this Statement on Schedule 13D which is incorporated herein by reference. The percentage of shares of Common Stock beneficially owned by each Reporting Person is based on 39,446,463 outstanding shares of Common Stock of the Issuer as of June 11, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended May 2, 2015. In computing the number of shares of Common Stock beneficially owned by a person and the percentage ownership of that person, common shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the date hereof are deemed outstanding but are not deemed outstanding for computing the percentage ownership of any other person.

CUSIP No. 92335C106	SCHEDULE 13D	Page 14 of 16 Pages

There have been no reportable transactions with respect to the shares of Common Stock of the Issuer within the last 60 days by the Reporting Persons other than as described in this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

1. Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2015

BARBARA B. BAEKGAARD 2009 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Joan B. Hall
Joan B. Hall
Trustee

By:	/s/ James B. Byrne
James B. Byrne
Trustee

BARBARA BRADLEY BAEKGAARD FAMILY FOUNDATION

By:	/s/ Joan B. Hall
Joan B. Hall
Trustee

By:	/s/ James B. Byrne
James B. Byrne
Trustee

By:	/s/ Anne Marie Ray
Anne Marie Ray
Trustee

By:	/s/ Thomas F. Byrne
Thomas F. Byrne
Trustee

By:	/s/ Barbara B. Baekgaard
Barbara B. Baekgaard
Trustee

ROBERT J. HALL

/s/ Robert J. Hall
Robert J. Hall

JOAN B. HALL

/s/ Joan B. Hall
Joan B. Hall

MICHAEL C. RAY

/s/ Michael C. Ray
Michael C. Ray

JAMES B. BYRNE

/s/ James B. Byrne
James B. Byrne

THOMAS F. BYRNE

/s/ Thomas F. Byrne
Thomas F. Byrne

Anne Marie Ray

/s/ Anne Marie Ray
Anne Marie Ray

Barbara B. Baekgaard

/s/ Barbara B. Baekgaard
Barbara B. Baekgaard